Mail Stop 3561

August 11, 2006

Mr. Steven Hargreaves
President and Chief Financial Officer
Trinity3 Corporation
20261 Acacia Street, Suite 200
Newport Beach, CA 92660

> **Re: Trinity3 Corporation**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2005**
> **Filed May 22, 2006**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2006**
> **Filed May 22, 2006**
> **File No. 000-26651**

Dear Mr. Hargreaves:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

<u>December 31, 2005 10-KSB</u>

Item 6 – Management's Discussion and Analysis or Plan of Operation

Results of Operations, page 13

1.   In an effort to enhance your disclosure surrounding the year-to-year (and interim) comparisons of revenue, cost of sales and operating expenses, consider providing other information that would supplement an investor's understanding of your business. Ensure to quantify separately the effect of each causal factor that you cite for material changes in your financial statement amounts, as required in Financial Reporting Codification Section 501.04.

Critical Accounting Policies, page 16

2.   Please revise to include a discussion of your critical accounting estimates. Disclosures included in the Critical Accounting Estimates section of the MD&A should provide greater insight into the quality and variability of information regarding financial condition and operating performance. Your revised disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. Your disclosure should discuss the judgments and uncertainties that affect the application of your critical accounting policies and the likelihood that materially different amounts could be reported under different conditions or using different assumptions. Refer to the Commission's guidance concerning Management's Discussion and Analysis and revise to comply with the required disclosures as necessary. The guidance is available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.   Please revise accordingly.

Item 8A – Controls and Procedures, page 17

3.   We note your disclosure of the Chief Executive and Financial Officers' evaluation of the effectiveness of your disclosure controls and procedures "as of a date within 90 days of the date of this report." Please note that Item 307 of Regulation S-B requires an evaluation of effectiveness as of the end of the period covered by the report. In addition, we note that your disclosure does not include the information required by Item 308(c) of Regulation S-B regarding changes in internal control over financial reporting during the last fiscal quarter. Further, please either revise to provide the entire definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e), or alternatively, eliminate the partial definition provided by deleting all of the text in the first sentence of your disclosure after the word "effective". Please revise your disclosure accordingly.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

General

4.   Please disclose all of the Company's significant accounting policies. For example, we note that material long-lived assets are recorded but no disclosure regarding your accounting policy for the impairment or disposal of long-lived assets is provided. Refer to SFAS 144 and revise your disclosure accordingly.

5.   We note that you had originally recorded goodwill of $253,250 relating to the acquisition of Skyline Orthopedics, and then subsequently reduced the carrying value of this goodwill to $5,050 upon the settlement of a note payable issued for the acquisition. Please revise your disclosure to include the material terms of the Skyline acquisition, and the circumstances surrounding the settlement of the note payable. Provide all of the disclosures required by paragraphs 51-54 of SFAS 141 and paragraph 45(c) of FAS 142. We may have additional comments after reviewing your response.

Revenue Recognition, F-8

6.   We noted from your disclosure on page 4 that you earn revenue from product sales in Continuous Passive Motion equipment and orthopedic soft goods as well as from services and support through your custom tailored "stock and bill" software system. Please revise to discuss service revenue separately from product sales and the related cost of services and cost of products sold.

7.   Based on the comment above please revise your disclosure to provide a detailed description of each of your significant revenue generating activities. Your disclosure should address the criteria for revenue recognition as set forth in SOP 97-2 and SOP 98-9 for your custom tailored "stock and bill" software system. In your response, please explain how you analyzed the consensus in concluding when revenue from your products and services should be recognized. We may have further comment upon review of your response.

Stock Based Compensation, F-9

8.   We note your disclosure of expected volatility of 4.37% and 9.54% for the years ended December 31, 2005 and 2004, respectively. Please tell us how you determined these volatility assumptions in accordance with SFAS 123.

7. Stock, Debenture and Warrant Transactions, F-13

General

9.   Please revise your disclosure to include the material terms of each stock,
        debenture and warrant transaction that occurred during the 2004 fiscal year.

Sale of Debentures with Warrants, F-13

10.   We noted from your disclosure that you issued convertible debt with warrants for
        a total face value of $218,000 during 2005. It appears from your disclosure that
        no value was assigned to the attached warrants or potential beneficial conversion
        feature. Please note that when determining the beneficial conversion feature, you
        must first allocate the proceeds between the convertible instrument and the
        detachable warrants in accordance with APB 14. Please refer to the guidance in
        footnote (4) of EITF 98-5. Please cite the specific authoritative literature you used
        to support your accounting treatment and balance sheet classification. In your
        response, provide a narrative discussion addressing the applicability of APB 14,
        EITF 00-19, EITF 98-5 and EITF 00-27.

Issuance of Warrants on Common Stock for Services, F-14

11.   It appears the company has issued warrants to non-employees for goods or
        services provided to the company and has recorded zero value for these warrants.
        Please cite the specific authoritative literature you used to support your
        accounting treatment. In your response, provide a narrative discussion addressing
        the applicability of SFAS 123 and EITF 96-18. Refer to paragraphs 8-10 of
        SFAS 123.

12.   Considering the comment above, please provide a description of the method and
        significant assumptions used to determine the fair value of the warrants issued per
        the guidance in paragraph (47)(d) of SFAS 123.

March 31, 2006 10-QSB

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies, page 10

13.   We note that you were required to adopt SFAS 123(R) during the quarter ended
        March 31, 2006. As applicable, please revise the financial statements to record
        share based payments in accordance with paragraphs 11 to 63 of SFAS 123(R),

and provide the disclosures required by paragraphs A240 and A241 of SFAS
123(R).

Item 2 – Management's Discussion and Analysis or Plan of Operation

Results of Operations, page 17

14.   We noted the disclosure of one-time non-recurring expenses associated with the
closing of an unprofitable field office. Please cite the specific authoritative
literature you use to support your accounting treatment. In your response, provide
a narrative discussion addressing the applicability of SFAS 144. Also, revise
your disclosure to quantify the amount of non-recurring expenses incurred.

Other Exchange Act Filings

15.   The company's current Form 10-K, Forms 10-Q, and other Exchange Act Filings
(Forms 8-K, etc.) should also be revised to comply with these comments as
applicable.

* * * * *

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please file your letter on EDGAR under the form type label CORRESP. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1934 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may contact Angela Halac, Staff Accountant at (202) 551-3398 or Carlton Tartar, Assistant Chief Accountant at (202) 551-3558 if you have any questions.

                    Sincerely,

                    Tia Jenkins
                    Senior Assistant Chief Accountant
                    Office of Emerging Growth
                    Companies